Exhibit 99.4

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 September 27, 2012                                                                                                 NR 21 - 2012

Drilling starts on the Covas JV tungsten prospect, Portugal

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: FWB) is pleased to announce that drilling has started at the Covas Joint Venture project, located in northern Portugal.  The project, announced in May 2011, is a joint venture between Avrupa and Blackheath Resources Inc.  Blackheath is providing €1 million of exploration funding in two stages to earn up to 70% in the project, followed by a further option to earn up to 85% by completing a pre-feasibility study.

The program will include up to 2,100 meters of drilling and has three main priorities:

1)

Test and expand known zones of tungsten-bearing skarns on the property;

2)

Test new tungsten targets identified by Avrupa and Blackheath; and

3)

Test the previously-reported possibility of the presence of intrusion-related gold mineralization within the prospect area.

The initial holes will test the Telheira and Lapa Grande mineral zones, located on the so-called “Skarn Ring” that encircles the Covas Dome granitic body.  For further background information, please go to the following link on the Avrupa website:  http://www.avrupaminerals.com/projects/portugal/covas_tungsten/.

Exploration performed by Avrupa over the past three years, and supported by Blackheath since the signing of the JV agreement in 2011, has uncovered new tungsten targets around the Skarn Ring and inside the Covas Dome area, as well as gold possibilities within the Dome.  The work program included compilation of old data, new geological and structural mapping, soil geochemistry, ground geophysics, and the integration of the data into a single database.  The present drilling program is a direct result of review and re-thinking of the potential at Covas.

Covas is a past producer of tungsten, and historic (indicated and inferred) resources on the property were estimated at 922,900 metric tonnes of 0.78% WO3 (tungsten trioxide).  Reported past production, between 1951 and 1974, totaled approximately 366,000 metric tonnes at 0.61% WO3.  (The resource and production estimates are historic in nature and have not been verified by the Company, its consultants, nor its partner, but are believed to be relevant, although not compliant with current NI 43-101 standards.)

Blackheath Resources Inc. is a recently-listed TSX Venture Exchange company, focused on tungsten exploration in Portugal.  The management of the company has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including eight in Portugal covering 2,602 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

*

The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

*

Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

*

Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

*

Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

*

One additional license for gold and copper in southern Kosovo;

*

One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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